Exhibit 99.2

December 12, 2011

Dear Fellow Shareholder,

You are cordially invited to attend the 2011 Annual General Meeting of Shareholders of Metalink Ltd. to be held on Monday, January 16, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

We encourage you to read the accompanying Notice and Proxy Statement of the 2011 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

Your vote is very important to us!  Whether or not you plan to attend the meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting.  No postage is required if mailed in the United States.

We appreciate your continuing interest in Metalink Ltd.

Very truly yours, /s/ Uzi Rozenberg Chairman of the Board of Directors

METALINK LTD.
___________________________

NOTICE OF THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 16, 2012
___________________________

To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Meeting” or the “2011 Annual General Meeting”) of Metalink will be held on Monday, January 16, 2012, at2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel, for the following purposes:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors and to elect Mr. Hudi Zack as a director;

2.	To elect Mr. Yehuda Haiman as an external director;

3.	To approve terms of termination of, and consulting services to be provided by, Tzvi Shukhman, the Company’s Chief Executive Officer;

4.	To approve terms of consulting services to be provided by Mr. Hudi Zack;

5.
To reappoint Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

6.	To approve amendments to Article 70 of the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers;

7.	Subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers; and

8.	To review and consider the audited financial statements of the Company for the year ended December 31, 2010.

The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2011 Annual General Meeting. Item 8 will not require a vote by shareholders.

Shareholders of record at the close of business on December 12, 2011 are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting.  No postage is required if mailed in the United States.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, /s/ Uzi Rozenberg Chairman of the Board of Directors

Dated:  December 12, 2011

METALINK LTD.
Gealya 76885, Israel
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PROXY STATEMENT
___________________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares, NIS 0.1 nominal value (the “Ordinary Shares”), of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the 2011 Annual General Meeting of Shareholders (the “Meeting” or the “2011 Annual General Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Meeting will be held on Monday, January 16, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors and to elect Mr. Hudi Zack as a director;

2.	To elect Mr. Yehuda Haiman as an external director;

3.	To approve terms of termination of, and consulting services to be provided by, Tzvi Shukhman, the Company’s Chief Executive Officer;

4.	To approve terms of consulting services to be provided by Mr. Hudi Zack;

5.
To reappoint Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

6.
To approve amendments to Article 70 of the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers; and

7.	Subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers.

In addition, our audited financial statements for the year ended December 31, 2010 will be reviewed and considered at the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

 The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, December 12, 2011 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of December 1, 2011, the Company had 2,690,863 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.  A quorum must be present in order for the Meeting to be held.  The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Sunday, January 22, 2012 at the same time and place or any other date and place as the as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of Director’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., Gealya 76885, Israel, Attention:  Neta Eshed, Legal Counsel.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to shareholders on or about December 14, 2011 and will be solicited primarily by mail. However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices at Metalink Ltd., Gealya 76885, Israel, Attention:  Neta Eshed, Legal Counsel, not later than December 22, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of December 1, 2011, by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Tzvi Shukhman	591,031	21.96%

Uzi Rozenberg (3)	477,535	17.75%

Harel Insurance and Harel PIA (4)	260,246	9.70%

Directors and Officers as a group (consisting of 2 persons)	1,068,566	39.61%

1.
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of December 1, 2011.

2.
The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of December 1, 2011. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of December 1, 2011 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.	Includes 100,000 Ordinary Shares owned of record by U.S.R. Electronic Systems (1987) Ltd., an Israeli company, wholly owned by Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

4.
As of December 31, 2009, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the Securities and Exchange Commission (“SEC”) on February 14, 2011.

PROPOSALS FOR THE 2011 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Company currently has a Board of five directors, including two external directors. Directors of the Company, other than the external directors, are elected at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect the following three (3) directors to serve as members of the Company’s Board of Directors: (1) Tzvi Shukhman; (2) Uzi Rozenberg; and (3) Efi Shenhar. In addition, the shareholders will be asked to elect Mr. Hudi Zack as a new member of the Company’s Board of Directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four (4) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. For details about compensation paid or payable to these nominees, see below under the caption “Executive Compensation.”

A brief biography of each director nominee is set forth below:

Tzvi Shukhman, 50, a co-founder of the Company, has served as the Company’s Chief Executive Officer from the Company’s inception in 1992 and as Chairman of the Company’s Board of Directors, until December 2007.  Prior to May 1999, Mr. Shukhman served as the Company’s President.  From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications Ltd. and ECI Telecom Ltd. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications.  Mr. Shukhman has an M.Sc. degree from the Technion, Israel Institute of Technology.

Uzi Rozenberg, 52, a co-founder of the Company, has served as a director from 1992 until 1997 and August 1999 to the present, and as Chairman of the Company’s Board of Directors from December 2007 to the present.  Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987.  Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

Efi Shenhar, 55, has served as a director since July 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems (1987) Ltd.  From March 1987 until February 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant.  Mr. Shenhar and Mr. Rozenberg are brothers.

Hudi Zack, 45, is a founder and CEO of CorrSight Ltd. since 2010. Mr. Zack served as a President of the Product Business Unit at Amdocs Ltd. from 2005 to 2009 and as a Customer Business Executive at Amdocs Ltd. from 2004 to 2005. Mr. Zack also served as a CEO at Disksites Inc. in 2004. Mr. Zack served as a Executive Vice President of Strategic Corporate development at Saifun Semiconductors from 2003 to 2004 and as COO of Metalink from 2001 to 2003. Mr. Zach holds a B.Sc. degree in Math and Physics from the Hebrew University, Jerusalem and a M.Sc. degree in Electrical engineering from Tel-Aviv University.

It is proposed that at the Meeting the following resolutions be adopted:

”RESOLVED, that Tzvi Shukhman be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

”RESOLVED, that Uzi Rozenberg be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

”RESOLVED, that Efi Shenhar be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

”RESOLVED, that Hudi Zack be elected to serve as a member of the Board of Directors of the Company, effective immediately.”

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

Executive Compensation

The aggregate remuneration we paid for the year ended December 31, 2010 to our executive officers as a group (8 persons during 2010, including 7 persons who are no longer in the Company's employ), was approximately $360,000 in salaries, fees, commissions and bonuses. This amount includes approximately $50,000 set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. The Company’s external directors are entitled to an annual fee of NIS 42,600 (equivalent to approximately $11,350) and an attendance fee of NIS 2,200 (equivalent to approximately $585) per meeting attended. Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment.

We have obtained director’s and officer’s liability insurance with coverage $5,000,000 in aggregate.  In addition, we entered into indemnification agreements with our directors and executive officers in accordance with our Articles of Association.

See also Items 3, 4 and 7 below.

ITEM 2 - ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”), to have at least two “external directors.”

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power) such as Metalink, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each.

Currently, Ms. Orly Etzion, who was elected as an external director for a term of three years at the 2009 annual shareholders meeting, serves as the Company’s external director. Mr. Bar-El's term, who was initially elected as an external director at the 2002 annual shareholders meeting, will not stand for re-election.

At the Meeting, shareholders will be asked to elect Mr. Haiman Yehuda as an external director to the Company’s Board of Directors for a term of three years.

For your information, a brief biography of Mr. Haiman Yehuda is set forth below:

Yehuda Haiman, 54, serves as a Managing Director at The Metal, Electrical & Infrastructure Industries Association since 2003. Mr. Haiman also serves as a Deputy Director General of Marketing & Business Development at the Manufacturers Association of Israel since 2009. Mr. Haiman served as the Head of Department of Industrial and Business Economics of the Manufacturers Association of Israel from 1999 until 2003 and as a Managing Director of Orpark from 1994 until 1999. Mr. Haiman holds an LLM degree from the Bar-Ilan University, an MBA degree from the Tel Aviv University and a BA degree in Economy from the Tel Aviv University.

For details about compensation payable to this nominee, see above under the caption “Executive Compensation.”It is proposed that at the Meeting the following resolution be adopted:

”RESOLVED, to elect Mr. Haiman Yehuda as an external director of the Company for a term of three years.”

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution; provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” or having a "personal interest" in the matter as a result of relations with the controlling shareholder (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed two percent (2%) of the Company’s outstanding shares. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

The Board of Directors recommends that the shareholders vote FOR approval of the said nominee.

ITEM 3 – CEO TERMINATION AND CONSULTING SERVICES
(Item 3 on the Proxy Card)

Background

Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as us, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order.

Mr. Tzvi Shukhman, our co-founder, serves as our Chief Executive Officer and a member of our Board of Directors since 1992. The key terms of Mr. Shukhman's employment with us are as follows:

•	A gross monthly salary of $15,000 ($180,000 on an annual basis).

•	A company car and all related expenses, except related taxes.

•	Contributions for the benefit of Mr. Shukhman to the Company’s Managers Insurance Policy.

•	Vacation and Recreation pay.

Following approval of our Audit Committee and Board of Directors, we have entered into a Termination Agreement and a Consulting Agreement with Mr. Shukhman, whereby his employment with the Company will terminate but he will continue to serve as our CEO as an independent contractor by way of the Consulting Agreement. Both agreements are subject to the approval of the shareholders of this Item 3.

Termination Agreement

The key terms of the Termination Agreement are as follows:

•	Mr. Shukhman's employment will terminate as of December 31, 2011 (the "Termination Date").

•	Promptly following the Termination Date, Mr. Shukhman will receive $290,000 as severance payment for the term of his employment.

•
Mr. Shukhman will be entitled to a special bonus equal to 12% of our gross profit on our DSL business during 2011, based on our audited financial statements for the year ended December 31, 2011. Promptly following the Termination Date, we will pay $150,000 on account of such bonus and the balance, if any, shall be paid until June 30, 2012 based on the aforesaid audited financial statements.

•	We will cash out 96 vacation days accumulated thus far by Mr. Shukhman (worth approximately $65,000).

•
Mr. Shukhman will also be entitled to (i) approximately $1,250 for recreation pay, and (ii) retain the Company's equipment for a 30-day period following the Termination Date, except that the Company's car will be returned by March 31, 2012 and certain computer equipment that will be retained until termination of the Consulting Agreement.

•	All payments made are subject to applicable withholding taxes and mandatory deductions as well as to a set-off mechanism for any expenses owed to the Company.

•	Mr. Shukhman releases the Company from past claims (in his capacity as an employee).

Consulting Agreement

The key terms of the Consulting Agreement are as follows:

•
Starting January 1, 2012, Mr. Shukhman will provide us consulting services that will generally consist of his service as CEO of the Company ("CEO Services") and the provision of consulting services in relation to our DSL business ("DSL Services").

•
In consideration for his CEO Services, where he undertook to commit approximately 100 hours per quarter, Mr. Shukhman will be entitled to a monthly fee of $8,333, payable until the 30th business day following the end of each month of service. Notwithstanding the foregoing, if the parties agree to reduce the scope of the consulting services such that they shall not include the CEO Services but only DSL Services, then Mr. Shukhman shall not be entitled to said monthly fee.

•
In consideration for his DSL Services, Mr. Shukhman will be entitled, for each fiscal quarter during the term of the Consulting Agreement, to a quarterly bonus equal to 29% of our gross profit on our DSL business payable within 10 business days following the publication of the Company's unaudited consolidated financial statements for the applicable fiscal quarter (to the extent that the agreement expires during any fiscal quarter, he will receive a pro rata amount out of the bonus for that quarter, if any). In addition, he will be entitled to 50% of such bonuses for six (6) months following the termination of the Consulting Agreement by the Company, solely with respect to any invoice that was issued with respect to DSL products during the said six (6) months period.

•
Mr. Shukhman will receive a one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments starting January 1, 2012; (iii) the vesting of all options is fully accelerated in a change of control transaction or if the Company terminates the Consulting Agreement for no cause; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan.

•	The Consulting Agreement will continue until terminated, among others, by either party upon 90 day prior written notice.

•	Mr. Shukhman agreed to a non-compete and non-solicitation undertaking for 12 months following termination.

Proposed Resolution

In light of our current financial situation and plan of operations, our Audit Committee and Board of Directors believe that the Termination Agreement and the Consulting Agreement are in the best interest of Metalink and its shareholders. It is hereby clarified that if this Proposal 3 is not approved, the employment relationship with Mr. Shukhman will continue according to its current terms. It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, that the Termination Agreement and the Consulting Agreement, as described in Item 3 of the Proxy Statement, dated December 12, 2011, be and hereby are approved; including any changes thereto that (i) do not materially increase the obligations of the Company and (ii) are approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote “FOR” approval of the foregoing resolution.

ITEM 4 – DIRECTOR CONSULTING SERVICES
(Item 4 on the Proxy Card)

Following approval of our Audit Committee and Board of Directors, we propose to enter into a  Consulting Agreement with Mr. Hudi Zack (one of our director nominees), whereby, at our request, he will provide us consulting services in the field of technical and operational aspects for compensation of NIS 400 per hour.

It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, that the consulting services of Mr. Zack, as described in Item 4 of the Proxy Statement, dated December 12, 2011, be and hereby are approved; and that the Company may negotiate and execute a Consulting Agreement with Mr. Zack in accordance with such principles provided that (i) such agreement is approved by the Audit Committee and Board of Directors of the Company and (ii) the maximum hours to be provided by Mr. Zack during any year shall not exceed 500.”

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote “FOR” approval of the foregoing resolution.

ITEM 5 - REAPPOINTMENT OF AUDITORS
(Item 5 on the Proxy Card)

At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, as the Company’s auditors until the next annual general meeting of shareholders.  The auditors have no relationship with us or with any of the Company’s affiliates, except as auditors and, to a limited extent, as tax consultants. The Audit Committee and Board of Directors believe that such limited non-audit function does not affect the independence of Brightman Almagor & Co.

At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company’s auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.  With respect to the year 2010, the Company paid Brightman Almagor & Co. and its affiliates approximately $42,000 for auditing and tax related services.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Brightman Almagor & Co., certified Public Accountants (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.”

“RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.”

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR approval of the above resolutions.

ITEM 6 - AMENDMENT TO THE ARTICLES OF ASSOCIATION
(Item 6 on the Proxy Card)

Our Board of Directors approved, as part of its ongoing corporate governance review, the proposed amendments to Article 70 of the Company’s Articles of Association (as amended and restated) set forth in Appendix A hereto.

The proposed amendments are primarily intended to incorporate recent changes in the Companies Law and the Israeli Securities Law, 1968 (such amendments shall be referred to as the "Administrative Enforcement Law") relating to indemnification and insurance of directors and officers for expenses they incur as a result of administrative proceedings that may be instituted against them under the Administrative Enforcement Law and for payments made to injured persons under specific circumstances thereunder, which amendments will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law.

Our Board of Directors believes that the proposed amendments are in the best interests of the Company and its shareholders.

For the full version of the Company’s Articles of Association as currently in effect, see Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (filed with the SEC on June 30, 2010), which may be viewed through the EDGAR website of the SEC at www.sec.gov.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 70 of the Articles of Association of the Company be amended as set forth in Appendix A to the Proxy Statement dated December 12, 2011; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution; provided that (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in the matter (as defined in the Companies Law), or (ii) the total number of shares voted against the resolution by such unaffiliated shareholders does not exceed 2% of the Company’s outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

All of our directors will be deemed to have a personal interest in this matter. To avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's Secretary at telephone number: (+972)-54-950-9933; fax number: (+972)-774495901; or email neta@mtlk.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 7
REVISED INDEMNITY AGREEMENT
(Item 7 on the Proxy Card)

The Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. According to the Companies Law, the provision of indemnification to office holders requires the approval of the audit committee, board of directors, and, in the case of directors, also shareholders, in that order. The Company has provided indemnification letters in favor of the Company’s directors in a form that was approved by the audit committee, board of directors and shareholders in 2005.

In light of the Administrative Enforcement Law described in Item 6 of this Proxy Statement, the Company’s Audit Committee and Board of Directors have approved modifications to such indemnification letters, in the form of the revised agreement attached as Appendix B hereto, to ensure that the Company’s directors and officers have indemnification to the fullest extent permitted by law. In particular, pursuant to the Administrative Enforcement Law, we are not allowed to indemnify or insure our office holders for certain proceedings and for certain financial sanctions resulting from such proceedings. However, the Administrative Enforcement Law allows us to indemnify and insure our office holders with respect to the expenses incurred by them as a result of such proceedings and with respect to certain payments made to the injured parties of such violations as described in the Administrative Enforcement Law.

Pursuant to the Companies Law, the amendments to the indemnification letters will not be made if the proposed related amendments to the Company’s Articles of Association in Item 6 above are not approved. It is also clarified that if the resolutions below (with respect to the applicable group of directors) are not adopted, the current indemnity agreement with directors will continue in full force and effect.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an Indemnification Agreement with each of the Company’s directors, in the form of the agreement attached as Appendix B to the Proxy Statement dated December 12, 2011, be, and it hereby is, ratified and approved; and that for the purposes of this resolution, the term “director” shall include all present and future directors of the Company, including external directors, as shall serve from time to time.”

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution; provided that with respect to Messrs. Shukhman, Rozenberg and Shenhar (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in the matter (as defined in the Companies Law), or (ii) the total number of shares voted against the resolution by such unaffiliated shareholders does not exceed 2% of the Company’s outstanding shares.

All of our directors will be deemed to have a personal interest in this matter. To avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's Secretary at telephone number: (+972)-54-950-9933; fax number: (+972)-774495901; or email neta@mtlk.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 8 - REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2010 and the related auditor’s report in respect thereof will be presented and discussed.

The audited financial statements of the Company for the year ended December 31, 2010 and the related auditor’s report were filed with the Securities and Exchange Commission (“SEC”) as part of our Annual Report on Form 20-F on July 15, 2011, which is available at the SEC’s website, www.sec.gov.

Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company.  None of the auditors’ report or the financial statements form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting.  If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Uzi Rozenberg Chairman of the Board of Directors

Dated:  December 12, 2011

APPENDIX A
Article 70 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

70.           Exculpation, Indemnity and Insurance

(a)           For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.

(b)           Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)           ~~Subject to the provisions of the Companies Law~~ The Company may, to the maximum extent permitted by the Companies Law, indemnify the liability of Officers. Without derogating from the foregoing, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)           a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)           reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

(iii)           reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent;

(iv) a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the the Israeli Securities Law, 5728-1968 (the "Securities Law"),, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v)            any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d)           ~~Subject to the provisions of the Companies Law~~ The Company may, to the maximum extent permitted by the Companies Law, insure the liability of Officers. Without derogating from the foregoing, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)           a breach of his duty of care to the Company or to another person;

(ii)           a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)           a financial obligation imposed on him in favor of another person;

(iv)           a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v)           any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder.

(e)           The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

A - 2

APPENDIX B

Revised Form of Indemnification Letter
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

To:_________________

Address: ____________

Fax: ________________

___________, 2012

INDEMNIFICATION LETTER

It is in the best interest of Metalink Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

1.1
any financial obligation imposed on or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; ~~and~~

1.2
all reasonable litigation expenses, including attorneys’ fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

1.3
all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as an a director, officer and/or employee of the Company; and

1.4
a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 1968, if applicable, including reasonable legal expenses, which term includes attorney fees.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

2.4	A fine or penalty imposed upon you for an offense; and

2.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity.

5.
The indemnification will be limited to the expenses mentioned in paragraph 1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2
Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8
Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

6.
The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed  US$ 10,000,000.

7.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

10.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4
If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.5
The Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.6
If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in paragraph 2 above.

12.
If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

14.
If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

16.	This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

The Company represents and warrants to you that this Letter of Indemnification has been duly approved by all requisite corporate action. ~~This letter is being issued to you pursuant to the resolutions adopted by the Board of Directors of Metalink Ltd. (the “Company”) on _____________, 2005 and by the shareholders of the Company on November 28, 2005.~~   Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, METALINK LTD. By:______________________ Name: Title:

Accepted and agreed to as of the date
 first above written:
____________________

Metalink Ltd.

PROXY

The undersigned hereby appoints Shay Evron and Neta Eshed, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Metalink Ltd. (the “Company”) which the undersigned is entitled to vote at the 2011 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Monday, January 16, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel, and any postponement or adjournment thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

☒ Please mark your votes as in this example using dark ink only

1.	Re-Election of Tzvi Shukhman, Uzi Rozenberg, Efi Shenhar and election of Hudi Zack as directors

☐ for all nominees listed above (except those whose names have been crossed out or written on the line below)

☐ AGAINST all nominees listed above

To withhold authority to vote for any individual nominees listed above, cross out that nominee’s name.

To vote against any individual nominee listed above, write that nominee’s name on the line below.

2.	Election of Mr. Yehuda Haiman as an external director

☐ for   ☐ against   ☐ abstain

3.	CEO Terms of Termination and Consulting Services

☐ for   ☐ against   ☐ abstain

4.	Consulting Services by Mr. Hudi Zack

☐ for   ☐ against   ☐ abstain

5.
Reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors until the next annual general meeting of shareholders.

☐ for   ☐ against   ☐ abstain

6.	Amend the Company’s Articles of Association relating to insurance and indemnity

☐ for   ☐ against   ☐ abstain

INSTRUCTION (PERSONAL INTEREST):  By signing and mailing this proxy card you certify that you do not have a “personal interest” under the Israeli Companies Law in Proposal No. 6.  See Proposal No. 6 of the Proxy Statement, under the heading "Required Vote," for more information and for instructions on how to vote if you do have a “personal interest.”

7.	Amend the indemnity agreements of directors and officers

☐ for   ☐ against   ☐ abstain

INSTRUCTION (PERSONAL INTEREST):  By signing and mailing this proxy card you certify that you do not have a “personal interest” under the Israeli Companies Law in Proposal No. 7.  See Proposal No. 7 of the Proxy Statement, under the heading "Required Vote," for more information and for instructions on how to vote if you do have a “personal interest.”

*************

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

______Date:, 2011	______Date , 2011	______________________
SIGNATURE	SIGNATURE IF HELD JOINTLY	TITLE (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope.  In the case of joint ownership, each owner should sign.  Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register.  When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.  If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal.  If a partnership, sign in partnership name by authorized person.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS